FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 29, 2020, announcing that Gilat Awarded Cellular Backhaul Project for Kcell, Kazakhstan's Largest Mobile Network Operator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 29, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Awarded Cellular Backhaul Project for Kcell,
Kazakhstan's Largest Mobile Network Operator

Gilat will provide connectivity starting with hundreds of rural villages, in partnership with Kazakhstan's recognized service provider, TelService LTD, to satisfy the “Digital
Kazakhstan” government program

Petah Tikva, Israel, July 29, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces the award of a cellular backhaul project for Kcell, Kazakhstan's largest Mobile Network Operator (MNO). Gilat will provide connectivity starting with hundreds of rural villages, in partnership with Kazakhstan's recognized service provider, TelService LTD, to satisfy the “Digital Kazakhstan” government program.

"We are pleased to be utilizing Gilat's globally recognized cellular backhaul solution over satellite, to provide rural coverage to the villages which require voice and data services," said Chief Technical Officer, Mr.Askar Yesserkegenov at Kcell. "We are honored to be part of the 'Digital Kazakhstan' government program and support the goal of accelerating the economic growth and enhancing the living conditions of the rural population."

"TelService LTD chose to provide the expansion of Kcell's coverage program with Gilat's platform for cellular backhaul, due to the high quality, performance and spectral- efficiency of Gilat's solution," said General Director, Mr. Vyacheslav Peretyatko at TelService LTD. "We are pleased to expand our relationship with Gilat and are excited to leverage Gilat's future-ready platform for increased business in the region."

"Gilat is most pleased with its partner, Telservice LTD, its competent engineers and its ability to quickly roll-out the project, overcoming tough restrictions imposed by the COVID-19 pandemic," said Barak Lerer, Regional Vice President EMEA at Gilat. "We are honored to include Kcell among the leading global MNOs who are using Gilat's solution to provide high-quality connectivity to people in the most remote areas of the world."

About Kcell
Kcell provides mobile voice telecommunications services, messaging services, value-added services such as multimedia and mobile content services, as well as data transmission services including internet access. It has two brands: the Kcell brand, which is targeted primarily at corporate subscribers (including government subscribers), and the Activ brand, which is targeted primarily at mass market subscribers. The Company offers its services through its extensive, high quality network, which covers substantially all of the populated territory of Kazakhstan.

Kcell plans to continue investing in the deployment of its 3G/4G network to expand coverage and to introduce high quality services. Kcell aims to provide high quality services at competitive prices, expand its offering of products and services, while maintaining the high quality of its network and enhancing its brand value. For more information, please visit: https://www.kcell.kz/en/article/about

About TelService LTD
TelService LTD provides digitall satellite channels since 2005 for Kazkakhstan Mobile Operators, Gaz&Oil Companies and has more than 300 VSAT terminals.
In August 2016, TelService opened a branch in Bishkek, Kyrgyzstan, and since then provides service to all Mobile Operators and Mining companies.
Since May 2017, TelService has been providing satellite services in order to make the Internet available for railway passengers.
TelService LTD plans to continue providing satellite services for the “Digital Kazakhstan” government program.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Delivering high-value competitive solutions, our portfolio comprises of a cloud-based VSAT network platform, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense, and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com